SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of November 2004

                       FUTUREMEDIA PUBLIC LIMITED COMPANY
                 (Translation of registrant's name into English)

               Nile House, Nile Street, Brighton BN1 1HW, England
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F  X   Form 40-F
                                   -----           -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

NOTE: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

NOTE: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ____ No   X
                                           -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82- ________

Exhibit 1 Cautionary Statement for the Purposes of the "Safe Harbor" Provisions of the Private Securities Litigation Reform Act of 1995.

Exhibit 2 November 1, 2004 Press Release Announcing that Futuremedia Brings Home Computing Initiative to Winterthur Life UK.



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


                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



FUTUREMEDIA PLC, an English public
limited company





By: /s/ Mats Johansson
    ----------------------------
    Mats Johansson
    Chief Executive Officer


Date:  November 1, 2004


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

                                    EXHIBIT 1



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

  CAUTIONARY STATEMENT FOR THE PURPOSES OF THE "SAFE HARBOR" PROVISIONS OF THE
               PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995.

Certain statements in this filing constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, without limitation, discussions concerning the Company's strategic direction and new product introductions and developments. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or performance of the Company to differ materially from results or performance expressed or implied in such forward looking statements. Such factors include, without limitation, the early stage of the Internet and intranet learning and communications market, the management of growth, the ability of the Company to develop and successfully market new products, rapid technological change and competition, as well as other factors detailed from time to time in the Company's filings with the Securities and Exchange Commission. The forward-looking statements contained herein speak only as of the date of this filing. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any such statement to reflect any change in its expectations or any change in events, conditions or circumstance on which any such statement is based.



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

                                    EXHIBIT 2



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

PRESS RELEASE


       FUTUREMEDIA BRINGS HOME COMPUTING INITIATIVE TO WINTERTHUR LIFE UK

            SECOND LEARNING FOR ALL(TM) CONTRACT IN FINANCIAL SECTOR

BRIGHTON, ENGLAND--Nov 1, 2004 -- Futuremedia (NasdaqSC:FMDAY), a leading European e-learning provider and the premier supplier of Home Computing Initiative (HCI) programmes in the UK, today announced it has been selected by Winterthur Life UK, part of the Credit Suisse Group, one of the world's leading financial groups, to deliver the Government's HCI programme to its workforce. Adding extra value to the company's employee benefits package, this is the first salary sacrifice programme offered by Winterthur Life to its 800 employees.

Futuremedia's Learning For All(TM) (LFA) programme gives employees the opportunity to gain an internet-ready, fully installed home computer for almost half the cost of standard high street deals. The fully managed HCI service gives employees access to on-line learning content as well as chart-topping games, home shopping, email, and multimedia entertainment, aimed at helping the whole family to further develop their IT skills and capabilities.

Mats Johansson, chief executive officer of Futuremedia, commented: "We are delighted to be working with one of the most respected businesses in the finance industry. Winterthur Life boasts high quality employees and good retention rates. Implementing the HCI demonstrates its continued development of Human Resources management by offering recognised and competitive employee benefits."

Jim Hare, Human Resource Director at Winterthur said: "We wanted to offer our employees access to computers away from the office environment. We have always encouraged staff training and development and having access to a variety of e-learning courses and hardware was important in maintaining and enhancing the skills and abilities of our employees. Our industry is experiencing rapid changes and we want to ensure we retain and support our workforce."

Winterthur Life UK is one of the UK's top 10 providers of single premium personal pensions, trustee investment plans and corporate pensions via IFAs and a leading provider of self-investment retirement plans like Self Invested Personal Pensions ("SIPPs").

About Winterthur Life UK Limited

Winterthur Life UK Limited is part of Winterthur Group, which is part of Credit Suisse Group, a leading global financial services company headquartered in Zurich.

Winterthur Life UK offers pensions and investments for high net worth clients distributed via top tier IFAs and is renowned for its innovative approach to financial products. Its philosophy of transparent product propositions offers advisers a range of retirement and investment solutions with an open charging structure.

Winterthur Life UK is one of the UK's top 10 providers of single premium personal pensions, trustee investment plans and corporate pensions via IFAs and a leading provider of self-investment retirement plans like Self Invested Personal Pensions ("SIPPs").


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

Any opinions expressed in this media communication are made as at the date of publication but are subject to change without notice. Past performance is not a guide to the future. The value of shares/units and the income from them can go down as well as up. Exchange rate fluctuations may cause the value of underlying investments to fall as well as rise. Yields are not guaranteed and may fall or rise.

Winterthur Life UK Limited is authorised and regulated by the Financial Services Authority.

www.winterthur-ifa.co.uk

About Winterthur Group

Winterthur Group is a leading Swiss insurance company with its head office in Winterthur. As an international company, the Group provides a broad range of property and liability insurance products, as well as insurance solutions in life and pensions that are tailored to the individual needs of private and corporate clients. Winterthur Group has approximately 20,000 employees worldwide. The company achieved a premium volume of CHF 33.5 billion in 2003 and reported assets under management of CHF 142.7 billion as of June 30, 2004.

About Credit Suisse

Credit Suisse Group is a leading global financial services company headquartered in Zurich. It provides private clients and small and medium-sized companies with private banking and financial advisory services, and pension and insurance solutions from Winterthur. In the area of investment banking, it serves global institutional, corporate, government and individual clients in its role as a financial intermediary. Credit Suisse Group's registered shares (CSGN) are listed in Switzerland and in the form of American Depositary Shares (CSR) in New York. The Group employs around 60,000 staff worldwide. As of June 30, 2004, it reported assets under management of CHF 1,227.3 billion.

About Futuremedia

Futuremedia is a European-based e-Learning provider with 20 years experience in providing technology-based solutions to public and private sector organisations. Services include: learning consultancy, custom made learning programmes, an extensive library of published courseware titles and needs analysis and follow up of individual employees.

Futuremedia is the premier Government Home Computing Initiative (HCI) supplier in the UK. Its Learning For All programme, a fully hosted service, allows employees access to an internet-ready, fully installed home computer with on-line learning content at a discounted cost through Government tax incentives.

Futuremedia customers include; Royal Mail, Britvic, BT, Channel Four and Hilton International. Futuremedia partners with Centra Software, Fujitsu-Siemens, Microsoft, Thompson NETg and Skillsoft.

Further information can be found on the Company's web site:
www.futuremedia.co.uk.

"Safe Harbor" Statement under Section 21E of the Securities Exchange Act of
1934:

This press release contains forward-looking statements related to future results and speaks only of Futuremedia's expectations as of the date hereof. Such statements include discussions concerning the Company's future financial performance, financial condition, customer acceptance of the Learning For All(TM) program, and the future performance of the Company's products. Such statements involve known and unknown risks and uncertainties that may cause actual results to differ materially from expectations. The risks and


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

uncertainties include the Company's ability to develop and successfully market new services and products (including Learning For All(TM)), the risk that customer contracts (such as the Winterthur contract) may be terminated or not completed in whole or in part due to factors beyond the Company's control, the Company's ability to continue to increase revenue and generate cash, the Company's ability to operate profitably in the future, the management of growth, the early stage of the Internet and intranet learning and communications market, rapid technological change and competition, and other factors detailed in the Company's filings with the US Securities and Exchange Commission. The Company expressly disclaims any obligation to release publicly any updates or revisions to any such statement to reflect any change in expectations or in information on which any such statement is based. All product names and trademarks mentioned herein are trademarks of Futuremedia or their respective owners.

Contact:

     For further information, please contact:

     Investors:
     Mats Johansson, CEO, at Futuremedia Plc
     Tel: +44 1273 829 700

     USA: Crocker Coulson
     CCG IR
     Tel: (818) 789 0100
     Crocker.Coulson@ccgir.com

     Europe: Annemieke Blondeel
     IR for Futuremedia
     Tel: +44 1308 863871
     ir@futuremedia.co.uk

     Media:
     John Helmer at Futuremedia plc
     Tel: +44 1273 829 700
     Email: john.helmer@futuremedia.co.uk

     Or

     Natalie Walsh /Angela Woodward
     Berkeley PR
     Tel: +44 118 988 2992
     Email: angela.woodward@berkeleypr.co.uk



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